Exhibit (a)(1)(E)

SUPPLEMENT TO
OFFER TO PURCHASE FOR CASH
by
Hunter Maritime Acquisition Corp.
of
Up to 8,233,100 of its Class A Common Shares
 at a Purchase Price of $10.00 Per Share
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, JUNE 2, 2017, UNLESS THE OFFER IS EXTENDED.
The date of this Supplement to Offer to Purchase for Cash is May 25, 2017
If you support our proposed initial business combination, the Acquisition (as defined in the Offer to Purchase), do not tender your Class A common shares in this Offer. We urge you to consider the Acquisition and retain your Class A common shares.
Hunter Maritime Acquisition Corp. (the "Company," "we," "us" or "our") hereby amends and supplements its offer to purchase up to 8,233,100 of its Class A common shares, par value $0.0001 per share, at a purchase price of $10.00 per Class A common share, net to the seller in cash, for an aggregate purchase price of up to $82,331,000, subject to certain conditions described in the Offer to Purchase and in the related Letter of Transmittal. The Offer to Purchase, dated April 27, 2017, was amended and restated in its entirety on May 16, 2017.  This Supplement contains a description of the amendments made to the Offer to Purchase, as amended and restated, as well as certain other amendments that are being made hereby.
The information, terms and conditions of the Offer set forth in the Offer to Purchase remain applicable in all respects to the Offer, except to the extent modified by this Supplement to Offer to Purchase for Cash (this "Supplement") (which, together with the Offer to Purchase and the Letter of Transmittal, as they may hereafter be amended or supplemented from time to time, constitute the "Offer"). Where information in the Offer to Purchase is in conflict with, is supplemented by or replaced by information in this Supplement, the information provided in this Supplement shall govern. Capitalized terms used in this Supplement but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase. EXCEPT AS DESCRIBED IN THIS SUPPLEMENT, ALL TERMS AND CONDITIONS OF THE OFFER REMAIN UNCHANGED.
Expiration Date
The Offer, which was previously set to expire at 5:00 p.m., New York City time, on Friday, May 26, 2017, will now expire at 5:00 p.m., New York City time, on Friday, June 2, 2017, unless the Offer is otherwise further extended in accordance with the terms of the Offer.  The Offer to Purchase and the Letter of Transmittal are hereby amended as follows to reflect the revised Expiration Date:
•
All occurrences of the text "5:00 p.m., New York City time, on Friday, May 26, 2017" in relation to the Expiration Date are hereby amended to read "5:00 p.m., New York City time, on Friday, June 2, 2017.

Information About Hunter Maritime Acquisition Corp.—Securities Held by Our Sponsor

The Offer to Purchase is hereby amended to add the following disclosure after the second full paragraph under the heading "Information About Hunter Maritime Acquisition Corp.—Securities Held by our Sponsor".

"The Sponsor has advised the Company that if the Acquisition is consummated, it will promptly forfeit a number of the Class A common shares that it receives upon conversion of the Class B common shares, so that after giving effect to such forfeiture it would own no more than 20% of the then-outstanding Class A common shares."
Risk Factors
The Offer to Purchase was previously amended as follows to add the following risk factor:
"The Proposed Credit Facility and other credit facilities that we may enter into are expected to contain customary operating and financial covenants, which could negatively affect our growth and cause our financial performance to suffer, and with which we may not be in compliance.
The Proposed Credit Facility and other credit facilities that we may enter into may impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto to:
•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;
•	incur additional indebtedness, including the issuance of guarantees;
•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
In addition, our future secured credit facilities, including the Proposed Credit Facility, will likely require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities may, among other things, prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets."
The Acquisition—The Master Agreement
The disclosure regarding the Acquisition Vessels under the heading "The Acquisition—The Master Agreement" in the Offer to Purchase was previously amended as follows:
•
The text "were originally ordered by the Seller, which supervised the construction, and have been under the Sellers' continuous ownership and management since delivery to the Sellers" was deleted from the sixth sentence of the first paragraph.

•
The sentence "The Acquisition Vessels have an average age of 6.2 years as compared to worldwide capesize fleet average age of 7.1 years and an industry-wide average dry bulk vessel age of 8.7 years." was added to the first paragraph.

•
The table containing information about the Acquisition Vessels was amended to add the remaining charter term of the Charlotte Selmer (7 to 11 months), Lene Selmer (2 to 5 months), Hugo Selmer (9 to 14 months), and Tom Selmer (3 to 9 months), and to add the following footnote to the columns entitled "Current Daily Charter Rate" and "Remaining Charter Term and Expiration Date":

" (2) The remaining charter term is counted as of May 2017. The charters do not contain any provisions for adjustment of daily charter rates or options for extension of the time charter period beyond the latest expiration date contained therein. Under the terms of the charters, the owner may terminate the charter if, after giving written notice to the charterer of non-payment and a three business day grace period after notice has been given, the charter fails to pay the owner due hire. The charterer may terminate the charter if the vessel covered by such charter is off hire for a continuous period of more than 30 days, excluding drydocking. In addition, both the owner and charterer may terminate the charter if a major war breaks out in any of the countries specified therein and such outbreak of war has a direct bearing on the non-fulfillment of charter."
The Acquisition— Background of the Transaction and Conduct Prior to Closing of the Acquisition
The disclosure under the heading "The Acquisition— Background of the Transaction and Conduct Prior to Closing of the Acquisition" in the Offer to Purchase was amended to replace the last two paragraphs with the following disclosure:
"In December 2016, we were approached, on an unsolicited basis, by Arrow Shipbroking Group, an industry recognized shipping broker, with the prospect of one or more possible vessel transactions, including five capesize dry bulk carriers owned by the Sellers (the "Acquisition Vessels") in an en bloc transaction (the "Acquisition"), in order to ascertain our interest in a possible transaction with the Sellers.  We had no discussions with the Sellers concerning the possibility of the Acquisition until February 2017. On February 14, 2017, a representative of the Sellers contacted our Chief Executive Officer by telephone to commence preliminary discussions about the potential Acquisition. On February 22, 2017, members of our management team participated in exploratory in-person meetings with the Sellers' representatives.  On March 14, 2017, we entered into a non-disclosure agreement with the Sellers. On March 27, 2017, members of our management team participated in a second in-person meeting with representatives of the Sellers. The primary points discussed in the ongoing negotiations were (i) whether the debt associated with each Acquisition Vessel would be rolled over to us or repaid by the Sellers at the closing of the sale and purchase, (ii) the proportion of the aggregate purchase price of the Acquisition Vessels that could be paid by us in shares rather than cash, and (iii) whether or not we would replace, or enter into new agreements with, the technical manager of the Acquisition Vessels upon delivery of the Acquisition Vessels to us. During the course of February and March 2017, we conducted customary due diligence on the Acquisition Vessels. On March 28, 2017, we made an offer to the Sellers for the purchase of the Acquisition Vessels, and on April 8, 2017, agreed in principle with the Sellers to the preliminary terms of the Acquisition. On April 18, 2017, members of our team with technical expertise met with representatives of the technical manager of the Acquisition Vessels, to discuss, among other technical aspects, the proposed crewing, procurement and budgeting for the Acquisition Vessels once delivered to us.

Between February 2017 and the date of the Master Agreement, during which we conducted our negotiations and due diligence of the proposed Acquisition, our board of directors considered issues both in favor and against the Acquisition.
Our board of directors considered that the proposed Acquisition presented a favorable opportunity to purchase, in an en-bloc transaction, a young, homogenous fleet of high-quality sister vessels, constructed at a reputable shipyard. Our board of directors determined that the proposed aggregate purchase price of the Acquisition Vessels was favorable in light of current rising asset values in the dry bulk market and that the expected aggregate fair market value of the Acquisition Vessels would enable us to meet, in a single set of acquisition transactions, the requirement that the fair market value of the target assets be at least 80% of the balance in the Trust Account in accordance with our Amended and Restated Articles of Incorporation and NASDAQ rules. In addition, the Sellers did not require us to pay a deposit of a portion of the aggregate purchase price of the Acquisition Vessels in advance of the closing, which is customary in the shipping industry, but which would not be available to us from the Trust Account under the terms of the Investment Management Trust Agreement governing the Trust Account funds. Further, our board of directors considered it beneficial that under the proposed terms of the Acquisition, we would have the ability to utilize the services of Ambra Shipmanagement Ltd., under separately negotiated and executed technical management agreements, following the delivery of the Acquisition Vessels to us.
Our board of directors considered the Company's required timeframe of approximately 45 days between proposed entry into the definitive agreements for the Acquisition and closing of the Acquisition to be an unfavorable factor in proceeding with the Acquisition, especially in light of current rising asset values in the dry bulk market. Pursuant to our organizational documents and as described in the Offer to Purchase, we are required, in connection with our initial business combination, to provide all holders of our Class A common shares with the opportunity to redeem their Class A common shares for their pro rata portion of the Trust Account through an issuer tender offer, in connection with which we are required to file an issuer tender offer statement with the SEC. Our board considered the fact that the proposed timeframe could be incompatible with the SEC review process and meeting other regulatory requirements and NASDAQ rules in connection with the Offer. In addition, our board of directors considered the fact that under the proposed terms of the Acquisition, the charter agreements that the Sellers have in place for the Acquisition Vessels would have to be novated to us under the proposed Charter Novation Agreements, subject to receiving the applicable charterer's consent.
Based on these considerations, our board of directors declared the advisability of the Acquisition and determined that proceeding with the Acquisition as our initial business combination is in the best interests of our shareholders."
The Acquisition—Financing for the Acquisition
The disclosure under the heading "The Acquisition—Financing for the Acquisition" in the Offer to Purchase is hereby amended to state that the Company has entered into a term sheet for the Proposed Credit Facility.  In addition, the Offer to Purchase was amended to reduce the expected amount of the Proposed Credit Facility, from $80.0 million to $70.0 million, to disclose the anticipated interest rate margin of 3.25%, and to add the following:
"We further expect that the Proposed Credit Facility will have a term of five years and will contain customary financial and other covenants, including liquidity, working capital and equity ratio maintenance covenants and limitations on our ability to pay dividends in any fiscal year in excess of 50% of our consolidated net income and under certain other circumstances. In addition, we expect that the Proposed Credit Facility will contain covenants requiring, among other things, that our Sponsor continues to own at least 10% of our voting shares.
Further, we expect to enter into a separate revolving credit facility with one or more lenders, which may include an affiliate of our Sponsor, under which we may borrow up to $10 million, in order to finance any remaining portion of the purchase price of the Acquisition Vessels and for working capital and general corporate purposes."
The third paragraph under the heading "The Acquisition—Financing for the Acquisition" in the Offer to Purchase is hereby deleted in its entirety.
The Acquisition—Other Agreements Entered into in Connection with the Acquisition—Vessel Employment Agreements
The disclosure under the heading "The Acquisition— Other Agreements Entered into in Connection with the Acquisition—Vessel Employment Agreements" in the Offer to Purchase was previously deleted and replaced in its entirety with the following:
"As part of the Acquisition, we expect to enter into separate novation agreements negotiated with the applicable charterer, pursuant to which the vessel employment agreements that are in place at the Closing Date with respect to the Acquisition Vessels will be novated to us (or our subsidiary nominee, as applicable) or otherwise assumed by us (generally, the "Charter Novation Agreements").

We do not expect to amend any of the material terms of the existing vessel employment agreements through the Charter Novation Agreements. The sole purpose of the Charter Novation Agreements is to (i) document the parties' approval of the sale of the Acquisition Vessels to us, and (ii) to apportion the rights and liabilities under the vessel employment agreements upon the change in ownership of the Acquisition Vessels at the Closing Date.
Upon the expiration of the existing charters which will be novated to us (or our subsidiary nominee, as applicable) pursuant to the Charter Novation Agreements, we expect to employ the Acquisition Vessels on a mix of short-to medium term time charters, ranging from six months to two years and long term fixed rate charters with a term of more than two years, or on the spot market. When trading in the spot market, we expect that our vessels will likely be deployed in the Capesize Chartering Limited Pool (the "CCL Pool") a capesize pool formed in January 2016 which is operated out of Antwerp, Belgium and Singapore and managed by Capesize Chartering Ltd., as pool manager. The CCL Pool currently has four shareholding members, Bocimar International NV, StarBulk Carriers Corp., Golden Ocean Group Limited, and C Transport Holding Ltd., and operates 62 capesize vessels with an average age of 6.0 years. The CCL Pool coordinates the commercial activities and chartering of the participant vessels, all of which are traded in the spot market. Each vessel owner is responsible for the operating, accounting and technical management of its respective owned vessels and each owner collects freight and hire for its owned vessels operating in the pool. CCL Pool revenues are aggregated and distributed to members according to a pool points system and through quarterly netting amongst pool members.  A vessel's pool points are assessed based on seven Baltic Exchange capesize index (BCI) routes. Performance of each vessel operating in the CCL Pool is constantly monitored by the pool manager and pool points can be amended in the case of over or under performance."

The Acquisition—Certain Unaudited Historical Financial Information for the Acquisition Vessels
The Offer to Purchase is hereby amended to add the following financial information about the Acquisition Vessels:
"Certain Unaudited Historical Financial Information for the Acquisition Vessels
The following table provides certain unaudited historical financial information with respect to the revenues and expenses of the Acquisition Vessels for the fiscal year ended December 31, 2016, which was derived from information provided to us from the Sellers.

in U.S. dollars
Vessel	Revenues	Expenses (1)	Operating Surplus (Deficit)
Hugo Selmer	$2,582,698	$(2,263,838)	$318,860
Lene Selmer	$2,617,613	$(1,971,811)	$645,802
Charlotte Selmer	$2,704,844	$(3,425,134)	$(720,290)
Greta Selmer	$2,358,266	$(2,730,397)	$(372,131)
Tom Selmer	$3,360,893	$(3,814,064)	$(453,171)
Total	$13,624,314	$(14,205,244)	$(580,930)
(1)          Includes management fees and commissions, voyage expenses and vessel operating expenses."
The Acquisition—Accounting Treatment of the Acquisition
The disclosure under the heading "The Acquisition— Accounting Treatment of the Acquisition—Lack of Historical Operating Data for Vessels Before Their Acquisition" in the Offer to Purchase is hereby amended to add the following section:
"Future Accounting Treatment of the Acquisition Vessels
After the consummation of the Acquisition, the Company will continue to prepare its financial statements in accordance with IFRS. The nature of the Acquisition is such that the Company will acquire a number of identifiable assets, and not shares of any entity or entities; as such, the Company will account for the Acquisition as an acquisition of assets, and not as an acquisition of a business under IFRS 3, Business Combinations (which would have been applicable in the case of a share transaction). The Acquisition is a straightforward asset purchase that will only give rise to the recognition of non-current assets in the accounts of the Company, no existing debt or any other relations that might give rise to the recognition of an asset or liability are assumed or acquired, nor does the Acquisition result in the recognition of any goodwill.

On this basis, the Company will, after the consummation of the Acquisition, include the Acquisition Vessels in its statement of financial position on the basis of their acquisition price and will be measured subsequently at cost less accumulated depreciation and accumulated impairment losses, if any. Component accounting will be applied to the dry dock component as appropriate. Depreciation will be charged on a straight-line basis over the estimated remaining useful life of the vessels concerned, based on a maximum useful life still to be determined. The carrying amount of the vessels will be reviewed at each reporting date for indications of impairment. No other assets or liabilities will be recognized as a direct consequence of the Acquisition."
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The Offer to Purchase and this Supplement contain important information which should be read carefully before any decision is made with respect to the Offer.
Questions and requests for assistance regarding the Offer may be directed to Morrow Sodali LLC, as information agent (the "Information Agent") for the Offer, at the telephone numbers and e-mail address below. You may request additional copies of the Offer to Purchase, the Supplement, the Letter of Transmittal, and the other Offer documents, if any, from the Information Agent at the telephone number and e-mail address below. You may also contact your broker, dealer, commercial bank, trust company or nominee for copies of these documents.
Morrow Sodali LLC
470 West Avenue, Stamford CT 06902
 Telephone: (800) 662-5200 or banks and brokers can call collect at (203) 658-9400
Email:  HUNT.info@morrowsodali.com

Hunter Maritime Acquisition Corp.
May 25, 2017